UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                               AMENDMENT NO. 7 TO
                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              DERMA SCIENCES, INC.
                              --------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    249827106
                                ----------------
                                 (CUSIP Number)


                                 Bruce F. Wesson
                             Senior Managing Member
                                Claudius, L.L.C.
                           610 Fifth Avenue, 5th Floor
                               New York, NY 10020
                                 (212) 218-4990
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  MAY 16, 2003
       -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box | |.

Note: Schedules filed in paper format shall include a signed original and five copies with the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).


                                                               Page 1 of 9 Pages

     Page 2 of 9 of the initial Schedule 13D pertaining to the Common Shares of Derma Sciences, Inc., a Pennsylvania corporation, filed with the Securities and Exchange Commission ("SEC") on February 6, 1998 for an event on January 23, 1998 and subsequently amended on September 18, 1998 by Amendment No. 1 and on August 24, 1999 by Amendment No.2, and on January 10, 2000 by Amendment No. 3 and on August 7, 2000 by Amendment No. 4, and on March 19, 2001 by Amendment
No. 5, and on March 16, 2002 by Amendment No. 6, is hereby further amended to read in its entirety as follows:

                                  SCHEDULE 13D

----------------------------    -----------    ---------------------------------
CUSIP NO.   249827106                          PAGE  2  OF  9  PAGES
          -------------                             ---    ---
----------------------------    -----------    ---------------------------------

-----   ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Galen Partners III, L.P.
-----   ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)| |
                                                                          (b)|X|
-----   ------------------------------------------------------------------------
  3     SEC USE ONLY

-----   ------------------------------------------------------------------------
  4     SOURCE OF FUNDS

        WC
-----   ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(E)                                                   | |

-----   ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
----------------------- ----- --------------------------------------------------
                          7    SOLE VOTING POWER
      NUMBER OF
                                         4,702,920 (see Item 5(a))
       SHARES           ----- --------------------------------------------------
                          8    SHARED VOTING POWER
    BENEFICIALLY
                                         0
      OWNED BY          ----- --------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
        EACH
                                         4,702,920
      REPORTING         ----- --------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
     PERSON WITH
                                         0
----------------------  ----- --------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          4,702,920
-----   ------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             | |

-----   ------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          45.67%
-----   ------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

                          PN
-----   ------------------------------------------------------------------------

     Page 3 of 9 of the Schedule 13D, as amended, is hereby further amended to read in its entirety as follows:

                                  SCHEDULE 13D

----------------------------    -----------    ---------------------------------

CUSIP NO.   249827106                                   PAGE  3  OF  9  PAGES
          -------------                                      ---    ---
----------------------------    -----------    ---------------------------------

-----   ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Galen Partners International III, L.P.
-----   ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) | |
                                                                         (b) |X|
-----   ------------------------------------------------------------------------
  3     SEC USE ONLY

-----   ------------------------------------------------------------------------
  4     SOURCE OF FUNDS

        WC
-----   ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(E)                                                   | |
-----   ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-----   ------------------------------------------------------------------------
                          7    SOLE VOTING POWER
     NUMBER OF
                                         426,043 (see Item 5(a))
       SHARES           ----- --------------------------------------------------
                          8    SHARED VOTING POWER
    BENEFICIALLY
                                         0
      OWNED BY          ----- --------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
        EACH
                                         426,043
     REPORTING          ----- --------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
    PERSON WITH
                                         0
-----   ------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          426,043
-----   ------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             | |

-----   ------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          4.14%
-----   ------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON

                          PN
-----   ------------------------------------------------------------------------

     Page 4 of 9 of the Schedule 13D, as amended, is hereby further amended to read in its entirety as follows:

                                  SCHEDULE 13D

----------------------------    -----------    ---------------------------------
CUSIP NO.   249827106                                   PAGE  4  OF  9  PAGES
          -------------                                      ---    ---
----------------------------    -----------    ---------------------------------

-----   ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Galen Employee Fund III, L.P.
-----   ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) | |
                                                                         (b) |X|
-----   ------------------------------------------------------------------------
  3     SEC USE ONLY

-----   ------------------------------------------------------------------------
  4     SOURCE OF FUNDS

        WC
-----   ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(E)                                                   | |

-----   ------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-----   ------------------------------------------------------------------------
                          7    SOLE VOTING POWER
     NUMBER OF
                                         19,277 (see Item 5(a))
       SHARES           ----- --------------------------------------------------
                          8    SHARED VOTING POWER
    BENEFICIALLY
                                         0
      OWNED BY          ----- --------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
        EACH
                                         19,277
     REPORTING          ----- --------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
    PERSON WITH
                                         0
-----   ------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          19,277
-----   ------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             | |

-----   ------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          0.18%
-----   ------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON

                          PN
-----   ------------------------------------------------------------------------

     Page 5 of 9 of the Schedule 13D, as amended, is hereby further amended to read in its entirety as follows:

                                  SCHEDULE 13D

----------------------------    -----------    ---------------------------------
CUSIP NO.   249827106                                   PAGE  5  OF  9  PAGES
          -------------                                      ---    ---
----------------------------    -----------    ---------------------------------

-----   ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        William R. Grant
-----   ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) | |
                                                                         (b) |X|
-----   ------------------------------------------------------------------------
  3     SEC USE ONLY

-----   ------------------------------------------------------------------------
  4     SOURCE OF FUNDS

        PF
-----   ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(E)                                                   | |
-----   ------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

-----   ------------------------------------------------------------------------
                          7    SOLE VOTING POWER
     NUMBER OF
                                         574,500 (see Item 5(a))
       SHARES           ----- --------------------------------------------------
                          8    SHARED VOTING POWER
    BENEFICIALLY
                                         0
      OWNED BY          ----- --------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
        EACH
                                         574,500
     REPORTING          ----- --------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
    PERSON WITH
                                         0
-----   ------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          574,500
-----   ------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             | |
-----   ------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          5.57%
-----   ------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON

                          IN
-----   ------------------------------------------------------------------------

     The first paragraph of Item 1 of the Schedule 13D is hereby amended to read in its entirety as follows:

     "This statement covers a total of 5,722,740 fully diluted shares of Common Stock, $.01 par value per share (the "Common Stock"), of Derma Sciences, Inc., a Pennsylvania corporation (the "Issuer"). The Reporting Persons (as defined in Item 2 hereof) as of the date hereof hold an aggregate of (i) 1,631,500 shares of Common Stock, (ii) 543,267 shares of Series B Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series B Preferred Shares"), which as of the date hereof are convertible into an aggregate of 543,267 shares of Common Stock, (iii) 617,184 shares of Series C Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series C Preferred Shares"), which as of the date hereof are convertible into an aggregate of 617,184 shares of Common Stock, (iv) 1,071,345 shares of Series D Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series D Preferred Shares"), which as of the date hereof are convertible into an aggregate of 1,071,345 shares of Common Stock, and (v) 1,859,444 warrants (the "Warrants"), which as of the date hereof may be exercised for an aggregate of 1,859,444 shares of Common Stock. The Common Stock, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Warrants are referred to herein, collectively, as the "Securities".

     A new paragraph is hereby added immediately following the second paragraph of Item 3 of the Initial Schedule 13D; such new paragraph to read in its entirety as follows:

     "The Reporting Persons acquired an aggregate of 1,574,500 shares of Common Stock in private transactions with the Issuer at a purchase price of $0.50 per share for an aggregate amount of $787,250 in cash. Each Reporting Person paid its pro rata share of the acquisition price of the shares of Common Stock based upon the number of shares it received."

     Item 5, subpart (a) of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

     (a) Each Reporting Person owns or has the right to acquire the number of securities shown opposite its name:

=============    =============   ================   ==============   =============   ===============

    (1)               (2)                (3)               (4)             (5)              (6)
-------------    -------------   ----------------   --------------   -------------   ---------------
                                    Number of
                                    Shares of
                                    Common Stock
                                    into which         Number of
                                    Series A,          Shares of
                                    Series B,          Common Stock                     Percentage of
                                    Series C and       which may be                     Outstanding
                                    Series D           acquired         Total of        Shares of
                 Number of          Preferred          pursuant to      Columns         Common Stock
Reporting        Shares of          Stock is           exercise of      (2), (3)        (see Note
Person           Common Stock       Convertible        Warrants         and (4)         below)
=============    =============   ================   ==============   =============   ===============
Galen              965,330          2,038,869          1,698,721        4,702,920         45.67%
-------------    -------------   ----------------   --------------   -------------   ---------------
Galen Intl          87,702            184,577            153,764          426,043          4.14%
-------------    -------------   ----------------   --------------   -------------   ---------------
GEF                  3,968              8,350              6,959           19,277          0.18%
-------------    -------------   ----------------   --------------   -------------   ---------------
Grant              574,500                  0                  0          574,500          5.57%
-------------    -------------   ----------------   --------------   -------------   ---------------
   Total         1,631,500          2,231,796          1,859,444        5,722,740         55.57%
=============    =============   ================   ==============   =============   ===============

     Note: The percentages shown in each row of column (6) were calculated, for each respective row, by (i) adding the total in the bottom row of column (5) (less 57,000 shares of Common Stock issued and outstanding) to 4,631,276 (the number of shares of Common Stock outstanding as of March 31, 2003, as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter then ended (the "Total Adjusted Outstanding Shares"), then (ii) dividing the amount in column
(5) by the Total Adjusted Outstanding Shares, and then (iii) expressing such quotient in terms of a percentage.

                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date:  May 27, 2003                       GALEN PARTNERS III, L.P.
                                          By:  Claudius, L.L.C.


                                          By:
                                             -----------------------------------
                                                 Managing Member



                                          GALEN PARTNERS
                                          INTERNATIONAL III, L.P.
                                          By:  Claudius, L.L.C


                                          By:
                                             -----------------------------------
                                                 Managing Member



                                          GALEN EMPLOYEE FUND III, L.P.
                                          By:  Wesson Enterprises, Inc


                                          By:
                                             -----------------------------------
                                                 President


[Signatures continued on next page.]

                                          CLAUDIUS, L.L.C.


                                          By:
                                             -----------------------------------
                                                 Managing Member



                                          WESSON ENTERPRISES, INC.


                                          By:
                                             -----------------------------------
                                                 President



                                          WILLIAM R. GRANT


                                          By:
                                             -----------------------------------
                                                 Bruce F. Wesson,
                                                 Attorney-In-Fact



                                          BRUCE F. WESSON


                                          --------------------------------------
                                                 Bruce F. Wesson



                                          L. JOHN WILKERSON


                                          By:
                                             -----------------------------------
                                                 Bruce F. Wesson,
                                                 Attorney-In-Fact



                                          DAVID JAHNS


                                          By:
                                             -----------------------------------
                                                 Bruce F. Wesson,
                                                 Attorney-In-Fact



                                          SRINI CONJEEVARAM


                                          By:
                                             -----------------------------------
                                                 Bruce F. Wesson,
                                                 Attorney-In-Fact



                                          ZUBEEN SHROFF


                                          By:
                                             -----------------------------------
                                                 Bruce F. Wesson,
                                                 Attorney-In-Fact